Exhibit 99.1

VAST MEDIA RELEASE

Vast Receives Planning Consent for CSP-powered Solar
Methanol Project in Port Augusta

Vast's SM1 is designed to produce up to 7,500 tonnes of green methanol per annum to help decarbonise the global maritime industry

Port Augusta, Australia, 30th May 2024 - Vast (Vast Renewables Limited) (Nasdaq: VSTE), a renewable energy company specialising in concentrated solar thermal power (CSP) energy systems that generate zero-carbon, utility-scale electricity and industrial process heat, has received planning consent for Solar Methanol 1 (SM 1), a CSP-powered reference plant that will produce green fuels.

SM1 will be located in Port Augusta, South Australia and will have the capacity to produce 7,500 tonnes per annum of green methanol, one of the most versatile hydrogen derivatives which, if produced using Vast's CSP technology, has the potential to decarbonise shipping and is already being used to power major container vessels.

Vast is co-developing SM1 with global energy company Mabanaft GmbH & Co. KG (Mabanaft). The project will combine proven technologies to produce green methanol: a Leilac calcination plant from fellow Australian technology company Calix to capture carbon dioxide unavoidably produced in the making of cement and lime; an electrolysis plant to produce hydrogen; and a methanol plant.

The project supports South Australia's push to develop a domestic hydrogen industry and, if successful, could create an important pathway for scalable green fuel production that is not dependent on limited biomass resources.

The project will be powered by VS1, a co-located 30 MW / 288 MWh CSP plant, which will utilise Vast's CSP v3.0 technology to provide renewable heat and renewable electricity to produce green fuels.

In February, Vast and its project partners announced the signing of funding agreements for SM1 for up to AUD $19.48 million from the Australian Renewable Energy Agency (ARENA). Additional funding of up to EUR 12.4 million has been granted to project partner Mabanaft by Projektträger Jülich (PtJ). PtJ is a partner of the public sector in Germany in science, industry and politics. That funding is part of HyGATE, a collaboration between the Australian and German governments to support real-world pilot, trial and demonstration projects along the hydrogen supply chain.

The planning consent is an important step forward as the SM1 project moves towards final investment decision.

Craig Wood, CEO of Vast, said:

"Planning consent is an important milestone for this major project for Port Augusta and South Australia. SM1 will produce low-cost green fuels, which can play an important role in decarbonising the global maritime industry. The combination of technologies can be scaled rapidly, acting as a catalyst for a green fuels industry in Australia and around the world."

Calix CEO and Managing Director Phil Hodgson said:

"Capturing and using unavoidable emissions from cement and lime is an exciting option to help decarbonise multiple hard-to-abate industries. It is pleasing to see this innovative and collaborative project achieve another important milestone, bringing a world's first solar methanol plant one step closer to being realised."

Volker Ebeling, Senior Vice President New Energy, Supply & Infrastructure at Mabanaft, said:

"After evaluating the effectiveness, we expect larger scale projects to be developed that would serve other markets, including Europe."

About Vast

Vast is a renewable energy company that has developed CSP systems to generate, store and dispatch carbon free, utility-scale electricity and industrial heat, and to enable the production of green fuels. Vast's CSP v3.0 approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

Visit www.vast.enerqy for more information.

About Calix

Calix Limited (ASX: CXL) is an environmental technology company solving urgent global challenges in industrial decarbonisation and sustainability. Calix's unique patented core platform technology delivers efficient indirect heating of raw materials to enable renewably powered mineral processing and efficient capture of unavoidable industrial emissions.

www.calix.qlobal

About Mabanaft

Mabanaft is a leading independent and integrated energy company providing its customers with innovative energy solutions for their transportation, heating, industrial and agricultural needs. The group is active in import, distribution and marketing of petroleum products, natural gas liquids, chemicals and biofuels, and supports its customers' transition to cleaner fuels by providing alternative long-term solutions.

www.mabanaft.com

Contacts:

Vast

For Investors:

Caldwell Bailey

ICR, Inc.

VastlR@icrinc.com

For US Media:

Matt Dallas

ICR, Inc.

VastPR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler

nick@wilkinsonbutler.com

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding SM1, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognize the anticipated benefits of Vast's recent business combination; costs related to that business combination; Vast's ability to manage growth; Vast's ability to execute its business plan, including the completion of the Port Augusta project (including SM1), at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast, including in relation to Vast's recent business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the final prospectus, dated April 26, 2024, as supplemented, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov.